Fulbright & Jaworski LLP
September 27, 2013	2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
United States

Securities and Exchange Commission	Direct line +1 214 855 7170
Division of Corporate Finance	tom.hughes@nortonrosefulbright.com
100 F Street, N.E.
Washington, D.C. 20549	Tel +1 214 855 8000
Attn: Sherry Harwood and Pamela Long	Fax +1 214 855 8200
nortonrosefulbright.com

Dear Ladies and Gentlemen:

Rent-A-Center, Inc. (the “Registrant”) has filed Amendment No. 1 (the “Amendment”) to the Registrant’s Registration Statement on Form S-4/A, reflecting changes made in response to the Staff’s comment letter dated September 19, 2013 (the “Comment Letter”).

All responses to the comments set forth in this letter are submitted on behalf of the Registrant at its request.  The Registrant’s responses to the Staff’s comments are set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the Comment Letter.

Form S-4 filed August 26, 2013

Supplemental Letter

1.              We note your supplemental letter filed as correspondence. Please revise your supplemental letter to include the following:

•                  The Registrant further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Privately Placed Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute the Registered Notes.

Response

The Registrant has complied with this comment. Concurrently with filing the Amendment, the Registrant has provided a revised supplemental letter containing the above representation in Paragraph 4 of such letter.

Acceptance of Outstanding Notes for Exchange; Issuance of Exchange Notes, page 31

2.              Please revise to state that the issuer will issue the new notes or return the old notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

Fulbright & Jaworski LLP is a limited liability partnership registered under the laws of Texas.

Fulbright & Jaworski LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP, Norton Rose Fulbright South Africa (incorporated as Deneys Reitz, Inc.), each of which is a separate legal entity, are members of Norton Rose Fulbright Verein, a Swiss Verein.  Details of each entity, with certain regulatory information, are at nortonrosefulbright.com. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients.

Response

The Registrant has complied with this comment.  Please see the second sentence under “Acceptance of Outstanding Notes for Exchange; Issuance of Exchange Notes” on page 31 of the Amendment.

Note Guarantees, page 43

3.              We note disclosure on page 43 that the guarantees are joint and several. Please revise to also clarify, if accurate, that each guarantor subsidiary is “100% owned” as defined in Rule 3-10(h) and clarify whether each guarantee is “full and unconditional”.

Response

The Registrant has complied with this comment. Please see the first paragraph under “Note guarantees” on page 43 of the Amendment.

Signatures, page II-14

4.              Please revise to include the signature of the principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors of each of your additional registrants. Any person who occupies more than one position shall indicate each capacity in which he or she signs the report. See Instruction (2) of Form S-4.

Response

The Registrant has complied with this comment. Please see the signature blocks for the additional registrants on pages II-14 through II-31 of the Amendment. Note, the signatures included for each additional registrant represent at least a majority of such additional registrant’s board of directors or similar governing body, as applicable.

Legal Opinion, Exhibit 5.4

5.              Please have counsel revise its opinion as follows:

•                  Please delete the assumption in section (iv) on page 3. This assumption is overly broad; and

•                  We note the statement on page 6 that this opinion has been provided solely for the benefit of Local Guarantor and no other person or entity shall be entitled to rely hereon without the express written consent of the Local Guarantor and the undersigned. Please have counsel revise the opinion to delete such language. Please refer to Sections II(B)(3)(a) and (d) of Staff Legal Bulletin No. 19.

Response

Counsel has complied with this comment by deleting the above-referenced provisions. Please see the revised legal opinion filed as  Exhibit 5.4 to the Amendment.

Very truly yours,

/s/ Thomas W. Hughes
Thomas W. Hughes

TWH